Form 10-K405, Exhibit 13
period 1995-12-31
VANGUARD REAL ESTATE FUND II
filed 1996-04-01
CIK 823488

                                                             [LOGO]

                                                            VANGUARD
                                                          REAL ESTATE
                                                            FUND II



                                                       ANNUAL REPORT 1995

        In this Annual Report, I am delighted to formally introduce you to John
J. Brennan, who, on January 31, 1996, will assume my responsibilities as Chief Executive Officer of Vanguard Real Estate Fund II and the other Funds in The Vanguard Group. Mr. Brennan will continue to serve as President of the Funds, and I will continue to serve as Chairman of the Board.

        As a shareholder of the Fund since its inception and as Chairman of all the Vanguard Funds, I want to tell you that I am enthusiastic and confident that Jack Brennan is exactly the right person to succeed me as Chief Executive Officer. To use yet another Vanguard nautical metaphor, he will be the new
captain.   He has the qualities of leadership, integrity, intelligence, and vision that must continue to be Vanguard's hallmark as we move toward, and then into, the 21st century.

                             [PHOTO AND CAPTIONS]

        I know that he has these qualities, because Jack Brennan and I have been working closely together since he joined Vanguard in 1982. He is a graduate of Dartmouth College and Harvard Business School. He started as Assistant to the Chairman and, rising like a rocket, became President in 1989. While, at age 41, he may seem young, he is in fact older than I was when I became Chief Executive Officer of Vanguard's predecessor organization in 1967, at the age of 38. Most important of all, Jack is completely dedicated to the Vanguard character, and believes in our basic mission: serving solely the shareholder, free of any conflict of interest. He believes in holding our costs of operation to a minimum, and in retaining our position as the lowest-cost provider of financial services in the world. He is a true competitor, who shares Vanguard's dedication to providing highly competitive returns to our investors relative to the returns provided by other mutual funds with comparable objectives. He also believes in reporting our results to shareholders with complete candor. He has the full support of the Board of Directors and our crew, and is committed to staying the course we have set for Vanguard. You need have no doubt that the essential elements that drew you to Vanguard in the first place will remain intact.

        As for me, I expect to fill a useful, if less demanding, role as Chairman of the Board. I shall keep a watchful eye over the interests of our shareholders, our crew, and our investment policies. I shall also speak out on industry affairs, reminding all who will listen of the primacy of the interests of mutual fund shareholders. I will be readily available to provide Jack Brennan with whatever wisdom I may have acquired during my lifetime of experience in this wonderful industry and in my service as captain of Vanguard since I founded this unique organization more than two decades ago.

        In short, I'll still be around. Thank you for all your confidence in me in the past and, in advance, for your continued confidence in Vanguard under Jack Brennan's leadership.

                                         JCB

                               CHAIRMAN'S LETTER



FELLOW SHAREHOLDER:



Vanguard Real Estate Fund II is now well into the liquidation phase of its lifecycle. Several small property holdings were sold during 1995, including Penn Warner Industrials sold in late December. On December 8, 1995, the Board of Trustees adopted a formal plan of liquidation, which contemplates disposing of our remaining property holdings by December 1997. In fact, however, we are making good progress in finding buyers for our remaining holdings and it is possible that the Fund will liquidate in the 1996 fiscal year.


FINANCIAL RESULTS

Net income totaled $.54 per share for 1995, which reflects the sale of several properties above their carrying value and compares favorably to 1994's loss of ($.71) per share. Funds from operations gives a more consistent view of operating results and totaled $.36 per share in 1995. This figure is less than the 1994 results of $.50 per share due to the smaller size of the portfolio as a result of property sales during both 1994 and 1995 and the return of capital distribution to shareholders at year-end 1994.

     Distributions during 1995 totaled $1.475 per share, including three quarterly payments of $.075 per share and a year-end distribution of $1.25 per share. For tax purposes, all 1995 distributions were nontaxable (to the extent a shareholder has a remaining tax cost basis).

THE PROPERTY PORTFOLIO

We began the year with interests in six properties. Three properties were sold during the year: the Raleigh Building in June for net proceeds of $1.1 million; Sequoia Commerce Center in September for $1.1 million (after repayment of the first mortgage); and, finally, in December, Penn Warner Industrials for $4.6 million. Each of these properties was sold at values somewhat in excess of their carrying values. Nevertheless, each proved a difficult and very disappointing investment for the Fund as we realized only some 29% of our original investment in the aggregate on these sales. The primary reason for the decline in value in each case was the dramatic deterioration in local market conditions over the course of our holding periods.

     Subsequent to the close of the fiscal year, the Fund also completed the sale of Arapahoe Village, our shopping center in Boulder, Colorado, which was delayed by the discovery of environmental conditions during the course of the evaluation by the purchaser. Further testing was completed in December and the State of Colorado issued "no further action" letters. The sale was completed on favorable terms to the Fund resulting in net proceeds of $11.1 million (after repayment of a first mortgage) and a gain of approximately $4.1 million (which will be recognized in 1996).

     With regard to our Bayside Business Center mortgage, we called the loan and, since the borrower was unable to obtain financing, took title to the property in late February 1996. The Fund's Adviser is now actively marketing the property for sale. Once sold, our single remaining holding will be our participation in the Mountain View office building in California. As you may recall, we entered into a financing agreement on this property that recouped more than our initial equity investment. We are currently exploring our options for receiving an earlier payoff of our residual interests under this arrangement.

MEASURES OF VALUE

At each year end, we provide you with an update on the estimated value of the Fund's investments. Traditionally this valuation has been based on the lower of the opinions provided by independent appraisers and our Adviser. However, for year-end 1995, we have estimated appraised value using contract price in place of our standard measure if an investment has been sold subsequent to year end. This approach provides a more appropriate indicator of value given the status of the Fund's liquidation. Using this method, the estimated appraised value was $4.14 per share (before costs of completing real es-

                                  TOTAL RETURN
                          VANGUARD REAL ESTATE FUND II
                                VS. NCREIF INDEX






                   1989   1990   1991    1992   1993    1994  1995
                   ----   ----   ----    ----   ----    ----  ----
     VREF II       9.4%   5.3%    0.1    -6.1   -1.0    1.6   19.0
     NCREIF        6.2%   1.7%   -5.4%   -4.6%   0.9%   6.7%   7.7%


tate sales) at year-end 1995. This amount is, of course, lower than the $4.72 per share reported to you at year-end 1994, principally as a result of 1995 distributions from property sales. However, adjusting the year-end valuation for 1995 distributions in excess of funds from operations ($1.12 per share), the Fund's appraised value increased by $.54 per share from 1994 to 1995. This increase was principally due to net proceeds from 1995 and 1996 property sales in excess of their appraised value at year-end 1994, most notably from Arapahoe and Sequoia.

     We have also provided, on page 30, an estimate of the Fund's net realizable value taking into account the substantial costs of completing real estate sales. Based on the appraised value of $4.14 per share, we would expect the Fund to net approximately $4.02 per share after all costs if the properties were sold in the current environment. Of course, we would stress that these valuations are merely estimates and the eventual net sales proceeds may be higher or lower.

     In the secondary market, the Fund's shares closed the year at $2.56 per share, or some 38% lower than our estimate of appraised value. Trading volumes have been very light, which is not surprising given the Fund's ongoing liquidation.

LONGER-TERM PERFORMANCE

Based on our estimate of year-end appraised value of $4.14 per share, the Fund's total return (income plus capital change) for 1995 was 19.0%, which as shown in the chart at left, compares to an estimated total return of 7.7% for the NCREIF Index of pension real estate portfolios (one of the few indexes available to measure real estate performance). Due to the inherent imprecision in estimating real estate values, we believe a longer-term view of returns is a more meaningful comparison. Over the life of the Fund, our total return has been modest in absolute terms, but competitive with that of the Index. We calculate the Fund's total return since June 30, 1988, to be 2.6% annually versus 2.9% for the Index.

     To help you understand the Fund's income and distribution from net proceeds we have provided in the chart on page 3 a chronology of the year-end appraised value, and annual and cumulative distributions. In sum, the value of an investment in the Fund has increased from $10.00 per share at inception on June 30, 1988, to $11.985 per share at year-end 1995, not including the benefit of earnings on cash distributions over the years (which would add another $1.14 per share if invested in Treasury bills, for example).

        VANGUARD REAL ESTATE FUND II YEAR-END APPRAISED VALUE PER SHARE,
                 ANNUAL AND CUMULATIVE DISTRIBUTIONS PER SHARE

                                    [GRAPH]

Per Share Amounts:             Inception   1988    1989    1990   1991   1992   1993   1994    1995
- ----------------------------------------------------------------------------------------------------
Current Year Distributions:          --   $  .66  $  .74  $  .66  $ .66  $ .60  $ .60  $2.45  $1.475
Year-end Appraised Value:            --   $ 9.59  $ 9.75  $ 9.61  $8.96  $7.81  $7.06  $4.72  $4.14
Year-end Tax Cost Basis
 for an Investor*:               $10.00   $10.00  $10.00  $10.00  $9.81  $9.23  $8.63  $6.67  $5.195

*Assuming shares purchased at inception of Fund and subsequently reduced by annual nontaxable return of capital distributions, as applicable.


CONCLUSION

The Fund made progress during 1995 by selling three properties at amounts above carrying values and by moving forward on the disposition process for our other properties. We expect to report on further sales within the first half of the year. We will both keep you apprised of our progress and remit net proceeds to you expeditiously.


Sincerely,

/s/ John C. Bogle

John C. Bogle
Chairman of the Board
March 7, 1996

                                  REPORT FROM
                             THE INVESTMENT ADVISER

PORTFOLIO OVERVIEW

During 1995, we have been working to position each of the Fund's assets for sale in order to execute a timely liquidation consistent with the Fund's objectives while striving to optimize current operating performance from each asset. We believe we have been successful in these efforts.

     In June 1995, we sold the Raleigh Office Building (Chicago, Illinois) for a contract price of $1,235,000, generating net proceeds to the Fund of approximately $1.1 million. In December 1995, we sold the four buildings that comprised the Penn Warner Industrials (Bucks County, Pennsylvania) portfolio for a contract price of $4,885,000. The sale generated approximately $4.6 million in net proceeds to the Fund. On November 17, 1995, the sale of Sequoia Commerce Center (Torrance, California) was closed at a contract price of $12,700,000, generating net proceeds of approximately $1.1 million to the Fund after repayment of the first mortgage. Arapahoe Village (Boulder, Colorado) was marketed for sale during the latter half of 1995 and generated strong interest among several potential buyers, resulting in a purchase and sale agreement for the property in October 1995. During the course of due diligence by the potential purchaser; however, certain environmental conditions were discovered and the sale was delayed. Additional testing was completed in late 1995 and the State of Colorado subsequently issued "no further action" letters in February. We are pleased to report that the sale has now closed at an extremely attractive price to the Fund. After paying off the mortgage loan securing the property, the sale netted the Fund $11.1 million in net proceeds, which represented a substantial gain over the Fund's carrying value which will be recognized as income in 1996.

     We have re-opened discussions with the General Partner at Mountain View Place in order to negotiate a more rapid buyout of the Fund's remaining interest. Under the agreement executed late in 1992, the buyout was to be completed no later than 1998.

     Overall, during 1995 the portfolio remained well-leased and stable. On a combined basis, net operating income for the three assets remaining at year end for the period January-November 1995 was 2% ahead of budget.

PROPERTY HIGHLIGHTS

As we noted in our last report to you, we exercised the Fund's option to call its first and second mortgage loans on Bayside Business Center (San Carlos, California), and the loans became due in full on October 18, 1995. In early December, the borrower offered to make a discounted payoff of $7,600,000 in full satisfaction of its obligations under the loans, and we accepted that offer. We also agreed to give the borrower until mid-February to obtain the necessary financing to complete the buyout. However, we simultaneously made preparations to market the property for sale. The borrower was unable to pay off the loan and the Fund took title to the property in late February. We have immediately and actively begun the sales process.

     The Fund made great progress in 1995 towards its liquidation, and we will continue to proceed with the disposition process in an effective and expeditious manner.

Sincerely,

Aldrich, Eastman & Waltch, L.P.

March 7, 1996


==========================================================================================================================
                                             PROPERTY                              DECEMBER 31, 1995     DECEMBER 31, 1994
PROPERTY                                       TYPE           INVESTMENT TYPE        OCCUPANCY RATE        OCCUPANCY RATE
- --------------------------------------------------------------------------------------------------------------------------
1. Bayside Business Center                 Industrial      Fixed-Rate and Shared-        100%                   100%
                                                           Appreciation Mortgages
- --------------------------------------------------------------------------------------------------------------------------
2. Mountain View (Plymouth Street, L. P.)  Office          Leveraged Joint Venture       100%                   100%
- --------------------------------------------------------------------------------------------------------------------------
3. Arapahoe Village                        Retail          Leveraged Ownership            99%                   100%
==========================================================================================================================

                                 BALANCE SHEETS




                                                             December 31, 1995         December 31, 1994
ASSETS                                                         ($ in 000's)              ($ in 000's)*
                                                             -----------------         -----------------

Investments in Real Estate:
  Direct Ownership Investments:
    Land ...................................................      $ 6,000                   $ 9,211
    Buildings and Improvements .............................        8,192                    22,788
                                                                  -------                   -------
                                                                   14,192                    31,999
    Less--Accumulated Depreciation .........................        1,255                     2,820
                                                                  -------                   -------
                                                                   12,937                    29,179
  Mortgage Loans Receivable ................................        8,290                     8,430
    Less--Allowance for possible losses ....................          800                       800
                                                                  -------                   -------
    Net Investment Portfolio ...............................       20,427                    36,809
Marketable Securities-REMICs ...............................        1,194                     1,548
Short-Term Investments:
  Vanguard Money Market Reserves-Prime Portfolio
  (959,453 and 1,293,264 shares, respectively) .............          959                     1,293
  Temporary Cash Investments ...............................        4,995                     5,000
Other Assets ...............................................          789                     1,489
                                                                  -------                   -------
TOTAL ASSETS ...............................................      $28,364                   $46,139
                                                                  =======                   =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Mortgage Loans (including current portion of $101 and $92,
  respectively) ............................................      $ 6,115                   $17,258
Deferred Revenue--Mountain View ............................        1,856                     1,820
Due to Affiliates ..........................................          142                       138
Other Liabilities ..........................................          506                     1,136
                                                                  -------                   -------
TOTAL LIABILITIES ..........................................        8,619                    20,352
                                                                  -------                   -------
Shares of Beneficial Interest, without par value, unlimited
  shares authorized ........................................       31,361                    40,849
Accumulated Taxable Distributions in Excess of Net Income ..      (11,616)                  (15,062)
                                                                  -------                   -------
TOTAL SHAREHOLDERS' EQUITY .................................       19,745                    25,787
                                                                  -------                   -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .................      $28,364                   $46,139
                                                                  =======                   =======



*Certain prior year amounts have been reclassified to conform to current year presentation.

The accompanying notes are an integral part of these statements.

                            STATEMENTS OF OPERATIONS




                                                     Year Ended December 31,
                                                   1995       1994       1993
REAL ESTATE INCOME                                 (000)      (000)      (000)
                                                 ---------  ---------  ---------
Rental Income .................................. $   4,331  $   6,481  $   6,104
Mortgage Interest Income .......................       830        910        866
                                                 ---------  ---------  ---------
                                                     5,161      7,391      6,970
                                                 ---------  ---------  ---------
REAL ESTATE EXPENSES
Mortgage Interest Expense ......................     1,020      1,370      1,397
Real Estate Taxes ..............................       593        780        928
Property Operating Expenses ....................     1,040      1,636      1,290
Depreciation and Amortization ..................       458      1,307      1,116
(Reversal of) Provision for Possible Losses ....    (1,636)     8,650      1,759
                                                 ---------  ---------  ---------
                                                     1,475     13,743      6,490
                                                 ---------  ---------  ---------
INCOME (LOSS) FROM REAL ESTATE .................     3,686     (6,352)       480
INVESTMENT INCOME FROM SHORT-TERM
 INVESTMENTS ...................................       424        390        357
                                                 ---------  ---------  ---------
                                                     4,110     (5,962)       837
                                                 ---------  ---------  ---------
ADMINISTRATIVE EXPENSES
Investment Advisory Fee ........................       194        255        136
Administrative Fee .............................       160        243        121
Other Administrative Expenses ..................       310        294        283
                                                 ---------  ---------  ---------
                                                       664        792        540
                                                 ---------  ---------  ---------
INCOME (LOSS) BEFORE NET GAIN ON SALES
 OF INVESTMENTS ................................     3,446     (6,754)       297
 Net Gain on Sales of Investments ..............        --      2,211         --
                                                 ---------  ---------  ---------
NET INCOME (LOSS)                                $   3,446  $  (4,543) $   6,297
                                                 =========  =========  =========
Weighted Average Number of Shares Outstanding .. 6,432,626  6,432,626  6,469,723
                                                 =========  =========  =========
Net Income (Loss) Per Share:
 Income (Loss) Before Net Gain on Sales of
  Investments .................................. $     .54  $   (1.05) $     .05
 Net Gain on Sales of Investments ..............        --        .34         --
                                                 ---------  ---------  ---------
Net Income (Loss) Per Share .................... $     .54  $    (.71) $     .05
                                                 =========  =========  =========
Ordinary Income Distributions Per Share ........ $      --  $     .30         --
Long-Term Capital Gain Distributions Per
 Share ..........................................       --        .19         --
Return of Capital Distributions Per Share ......      .225       1.96  $     .60
Liquidating Distributions Per Share ............     1.250         --         --
                                                 ---------  ---------  ---------
Total Distributions Per Share .................. $   1.475  $   (2.45) $     .60
                                                 =========  =========  =========



The accompanying notes are an integral part of these statements.

                            STATEMENTS OF CASH FLOWS




                                                   Year Ended December 31,
                                                   1995     1994     1993
                                                   (000)    (000)    (000)
                                                  -------  -------  -------
  CASH FLOWS FROM OPERATING ACTIVITIES
  Real Estate Investments:
    Rental Income .............................   $ 4,490  $ 6,529  $ 5,839
    Mortgage Interest Income ..................       824      791      722
    Distributions from Joint Venture-
      Operating ...............................        36       43      156
    Mortgage Interest Payments ................    (1,009)  (1,486)  (1,300)
    Operating Expense Payments ................    (1,633)  (2,408)  (2,333)
                                                  -------  -------  -------
      Net Cash Provided by Real Estate
        Investments ...........................     2,708    3,469    3,084
  Interest from Short-Term Investments ........       424      390      357
  Administrative Expenses .....................      (635)    (829)    (538)
                                                  -------  -------  -------
      Net Cash Provided by Operating
        Activities ............................     2,497    3,030    2,903
                                                  -------  -------  -------
  CASH FLOWS FROM INVESTING ACTIVITIES
  Investments in Real Estate:
   Distributions from Joint Venture-Net Capital
   Proceeds ...................................        --      931    4,612
   Property Acquisition--Shadow Brook .........        --       --  (12,200)
   Sales of Investments .......................     6,904   18,190       --
   Marketable Securities Acquired .............        --   (1,749)      --
   Investment Transaction Fees and Acquisition
     Costs ....................................       (70)    (367)    (293)
   Building Improvements ......................      (444)    (763)    (906)
   Cash Used to Obtain Title to Sequoia .......        --       --   (1,325)
   Principal Repayments from
     Marketable Securities--REMICs ............       355      177       --
                                                  -------  -------  -------
         Net Cash Provided by (Used in)
           Investing Activities ...............     6,745   16,419  (10,112)
                                                  -------  -------  -------
  CASH FLOWS FROM FINANCING ACTIVITIES
  Net Proceeds from Mortgage Loan
    Refinancing ...............................        --       --    6,190
  Mortgage Principal Payments .................       (93)     (92)  (6,165)
  Refinancing Fee--Arapahoe ...................        --      (41)      --
  Distributions Paid ..........................    (9,488) (15,759)  (3,878)
  Shares Repurchased ..........................        --       --     (576)
                                                  -------  -------  -------
       Net Cash Used in Financing Activities ..    (9,581) (15,892)  (4,429)
                                                  -------  -------  -------
  NET (DECREASE) INCREASE IN CASH AND CASH
   EQUIVALENTS ................................      (339)   3,557  (11,638)
  CASH AND CASH EQUIVALENTS--Beginning
   of Year ....................................     6,293    2,736   14,374
                                                  -------  -------  -------
  CASH AND CASH EQUIVALENTS--End of Year ......   $ 5,954  $ 6,293  $ 2,736
                                                  =======  =======  =======

                                                        (continued on next page)

                            STATEMENTS OF CASH FLOWS
                                  (CONTINUED)




                                                            Year Ended December 31,
                                                            1995      1994       1993
                                                           (000)     (000)      (000)
                                                          -------   --------   -------
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH
    PROVIDED BY OPERATING ACTIVITIES:
  Net Income (Loss) ....................................  $ 3,446   $(4,543)   $  297

  Adjustments to Reconcile Net Income (Loss) to Net Cash
      Provided by Operating Activities:
    Property Depreciation and Amortization .............      458     1,307     1,116
    (Reversal of) Provision for Possible Losses ........   (1,636)    8,650     1,759
    Net Gain on Sales of Investments ...................       --    (2,211)       --
    Increase in Deferred Mortgage Interest
        Receivable .....................................       --      (144)     (144)
    Distributions in Excess of Equity in Net Income
        of Joint Venture ...............................       36        43       156
        Unrealized (Appreciation) Depreciation
        on Marketable Securities .......................       (7)       21        --
    Changes in Other Assets and Liabilities ............      200       (93)     (281)
                                                          -------   -------    ------
NET CASH PROVIDED BY OPERATING ACTIVITIES ..............  $ 2,497   $ 3,030    $2,903
                                                          =======   =======    ======



SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

On March 12, 1993, the Fund obtained title to its former junior mortgage loan investment, Sequoia Commerce Center, and assumed a first mortgage loan pursuant to a reorganization plan approved by the Bankruptcy Court (see Note E). The excess of recorded assets over assets obtained, net of liabilities assumed and incurred, was charged to the provision for possible losses in the year ended December 31, 1993, as follows (amounts in 000's):


       Recorded Assets                                            $5,704
       Assets Obtained, Net of Liabilities Assumed and  Incurred   4,695
                                                                  ------
       Charge to Provision for Possible Losses                    $1,009
                                                                  ======



The accompanying notes are an integral part of these statements.

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY





                                                                        Accumulated Taxable
                                   Shares of Beneficial Interest     Distributions in Excess     Total Shareholders'
                                                      Amount              of Net Income                Equity
                                     Number           (000)                   (000)                    (000)
                                   --------------------------------------------------------------------------------
     Balance: January 1, 1993 ..   6,503,726           $57,795             $(7,632)                   $50,163
     Net Income for the Year  ..                                               297                        297
     Less: Distributions
      Return of Capital ........                        (3,878)                                        (3,878)
     Shares Repurchased ........     (71,100)             (493)                                          (493)
                                   --------------------------------------------------------------------------------
     Balance: December 31, 1993    6,432,626            53,424              (7,335)                    46,089
     Net Loss for the Year ....                                             (4,543)                    (4,543)
     Less: Distributions
      Ordinary Income                                                       (1,954)                    (1,954)
       Long-Term Capital Gain ..                                            (1,230)                    (1,230)
       Return of Capital .......                       (12,575)                                       (12,575)
                                   --------------------------------------------------------------------------------
     Balance: December 31, 1994    6,432,626            40,849             (15,062)                    25,787
     Net Income for the Year ..                                              3,446                      3,446
     Less: Distributions
       Return of Capital ......                         (1,447)                                        (1,447)
       Liquidating ............                         (8,041)                                        (8,041)
                                   --------------------------------------------------------------------------------
     Balance: December 31, 1995    6,432,626           $31,361            $(11,616)                   $19,745
                                   ================================================================================


The accompanying notes are an integral part of these statements.

                         NOTES TO FINANCIAL STATEMENTS



A. GENERAL DESCRIPTION: Vanguard Real Estate Fund II, A Sales-Commission-Free Income Properties Fund (the "Fund"), a Massachusetts business trust organized in 1987, is a qualified finite-life real estate investment trust ("REIT") under the Internal Revenue Code of 1986. The Fund's Declaration of Trust precludes the Fund from reinvesting net proceeds from the sale or repayment of its real estate investments in additional real estate investments after December 31, 1994, and contemplates the liquidation of all of the Fund's investments after a period of approximately seven to twelve years following completion of its initial public offering. On December 8, 1995, the Fund's Board of Trustees approved a Plan of Liquidation and Termination (the "Liquidation Plan"). The Liquidation Plan provides that the Fund will dispose of all of its assets, wind up its affairs, pay or adequately provide for the payment of all of its liabilities and distribute for the benefit of its shareholders all of the Fund's assets over 24 months in complete cancellation and redemption of all issued and outstanding shares of beneficial interest. The Liquidation Plan provides that the Fund's assets may be sold, conveyed, transferred or otherwise disposed of when and on such terms and conditions as are deemed by the Trustees to be in the best interests of the Fund and the shareholders. It is contemplated that the Fund will be completely liquidated and dissolved by December 8, 1997. To the extent that the Fund has not disposed of all of its assets or made provision for all of its liabilities on December 8, 1997, the Fund intends to form a liquidating trust, the beneficiaries of which will be the shareholders of the Fund. All assets and liabilities not disposed of and discharged will be transferred to the liquidating trust. Shares of the Fund would no longer be traded and the beneficial interests in the liquidating trust would not be readily transferable.

   The Fund intends to continue to qualify as a REIT under the Internal Revenue Code during the Fund's liquidation period.

B. The following significant accounting policies are in conformity with generally accepted accounting principles for real estate investment trusts. Such policies are consistently followed by the Fund in the preparation of financial statements.

1. BASIS OF PRESENTATION: The Fund's financial statements have been prepared on the basis of a going concern using historical cost. As of June 30, 1995, the Fund considered all of its remaining investments as held for sale and reduced the carrying value of such investments to the extent that each investment's then-current carrying value exceeded its estimated net realizable value, defined as estimated fair market value less selling costs. Upon obtaining binding agreements of sale for all of its remaining real estate investments, the Fund will account for such investments on a liquidation basis and will recognize at that time net gains, if any, on such investments.

2. ORGANIZATION COSTS: Costs incurred in conjunction with the organization of the Fund were deferred and were amortized on a straight-line basis over a 60-month period from the date the Fund commenced operations.

3. INVESTMENTS IN REAL ESTATE: Real estate directly owned by the Fund is carried at cost less accumulated provisions for depreciation and estimated losses. Major renovations are capitalized, and routine maintenance and repairs are charged to expense as incurred.

          Mortgage loan receivables deemed impaired are carried at the estimated fair value of the loan's collateral less estimated selling costs.

          The Fund's investment in a real estate joint venture ("Plymouth Street, L.P.") is accounted for under the equity method of accounting. Under this method, the Fund's initial investment was recorded at cost and is subsequently adjusted for the Fund's allocated share of the joint venture's net income and cash distributions (see Note K).

4. REVENUE RECOGNITION: Rental income is accrued as rents are due. For those operating leases that provide for rental concessions or fixed escalation increases, rental income is recognized on a straight-line basis over the term of the lease. For those operating leases that provide for reimbursement of expenses for real estate taxes, common area maintenance, utilities and insurance, income is recognized in the period in which the expenses are incurred. Mortgage interest income is recorded based on the annual effective yield of the respective loans.

5. PROVISION FOR POSSIBLE LOSSES: A provision for possible losses is provided for estimated losses based upon management's regular evaluation of the recoverability of each investment in the portfolio. Except for investments considered to be held for sale, management's evaluation included consideration of each investment's estimated remaining holding period. Provisions for possible losses are recorded as direct write downs of the carrying value of direct ownership and through an allowance account for mortgage loans receivable deemed to be impaired. For impaired loans, changes in the estimated fair value of the loan's collateral less estimated selling costs are recognized through the provision for possible losses. In the event net sales proceeds exceed the carrying value upon the ultimate disposition of investments for which an estimated provision for losses was previously recorded, a reversal of the provision is recognized to the extent of such previously recorded provisions for possible losses.

          The Fund's management believes that the provision recorded to write down the carrying values of its remaining real estate investments is adequate at December 31, 1995; however, the provision is based on estimates and actual results may vary from current estimates.

6. DEPRECIATION AND ACQUISITION COSTS: Prior to June 30, 1995, depreciation on real estate owned was computed using the straight-line method over 40 years for buildings and costs incurred in conjunction with the acquisition of real estate investments were deferred and amortized on a straight-line basis over the life of the loan for mortgage loan investments and the life of the property for equity investments. After June 30, 1995, no depreciation or amortization expense related to the Fund's owned real estate and acquisition costs is recognized since the Fund's real estate investments are considered to be held-for-sale assets.

7. SHORT-TERM AND MARKETABLE SECURITIES INVESTMENTS: Investments in marketable securities, including Vanguard Money Market Reserves-Prime Portfolio, are carried at fair, or market, value. Unrealized appreciation/depreciation resulting from adjustments to carry such securities at market value is reflected in mortgage interest income. Temporary cash investments are carried at amortized cost, which approximates market value. The Fund's temporary cash investments consisted of commercial paper at December 31, 1995.

8. CASH EQUIVALENTS: For purposes of the Statements of Cash Flows, the Fund considers all liquid short-term investments with original maturities of three months or less to be cash equivalents.

9. FEDERAL INCOME TAXES: It is the Fund's intention to continue to qualify as a real estate investment trust and distribute all of its taxable income. Accordingly, no provision for Federal income taxes is required in the financial statements. Differences between net income determined in accordance with generally

                         NOTES TO FINANCIAL STATEMENTS
                                           (continued)


     accepted accounting principles and taxable income before dividend distributions result primarily from timing differences relating to the accounting for the provision for possible losses, depreciation on tenant improvements, and certain rental income.

10. PER SHARE AMOUNTS: The calculation of the Fund's net income per share is based upon the weighted average number of shares outstanding during the year. Income, capital gain, liquidating and return of capital distributions per share represent actual distributions made during the year.

C. Under the terms of an agreement expiring December 31, 1996, as amended, the Fund pays Aldrich, Eastman and Waltch, L.P. (the "Adviser") an annual investment advisory fee equal to .5% of the average fair market value of the Fund's real estate investments. The Adviser agreed to waive payment of advisory fees in the amount of $33,000 for 1994, and to waive payment of 50% of such advisory fees for 1993, which would have otherwise been payable under the terms of its agreement with the Fund. The Fund also pays investment transaction fees generally equal to an amount ranging from 1.5% to 2% of the proceeds realized from its real estate investments and to .65% of the proceeds realized from refinancing mortgage loans outstanding. Pursuant to an amendment to the agreement dated September 2, 1994, investment transaction fees will be equal to 1.5% of the proceeds realized from real estate investments unless such proceeds exceed an agreed-upon target amount above the investment's March 31, 1994 appraised value, in which case investment transaction fees will be equal to 2% of such proceeds. At December 31, 1995, the associated investment transaction fee percentage for all of the Fund's remaining real estate investments, if sold at their current appraised value, would be 1.5%. The Fund incurred investment transaction fees to its Adviser of $87,000, $367,000, and $315,000, respectively, for the years ended December 31, 1995, 1994, and 1993.

D. Under the terms of an agreement expiring December 31, 1996, the Fund pays The Vanguard Group, Inc. (the "Sponsor") an administrative fee calculated at an annual percentage rate of the average fair market value of the Fund's real estate investments and temporary investments (excluding investments in Vanguard Money Market Reserves-Prime Portfolio). The Sponsor agreed to waive payment of 50% of the administrative fees for 1993, which would otherwise be required under the terms of its agreement with the Fund. For the years ended December 31, 1995, 1994, and 1993, the administrative fee represents an effective annual rate of .45%, .45%, and .22% of the average fair market value of such investments, respectively.

E. The Fund's wholly-owned direct real estate investments consisted of the following:




                                   December 31, 1995                     December 31, 1994
                                    (In thousands)                        (In thousands)
                          --------------------------------      --------------------------------
                                    Accumulated                           Accumulated
Description                 Cost    Depreciation      Net        Cost     Depreciation      Net
- -----------               -------   ------------    -------     -------   ------------    -------

INDUSTRIAL PARKS(1)(3)
Land                           --          --            --     $ 2,984           --      $ 2,984
Buildings and
  Improvements                 --          --            --      13,942      $(1,608)      12,334
                          -------     -------       -------     -------      -------      -------
                               --          --            --      16,926       (1,608)      15,318
                          -------     -------       -------     -------      -------      -------
SHOPPING CENTER
Land                      $ 6,000          --       $ 6,000       6,000           --        6,000
Building and
  Improvements              8,192     $(1,255)        6,937       8,091       (1,110)       6,981
                          -------     -------       -------     -------      -------      -------
                           14,192      (1,255)       12,937      14,091       (1,110)      12,981
                          -------     -------       -------     -------      -------      -------
OFFICE BUILDING(2)
Land                           --          --            --         227           --          227
Building and
  Improvements                 --          --            --         755         (102)         653
                          -------     -------       -------     -------      -------      -------
                               --          --            --         982         (102)         880
                          -------     -------       -------     -------      -------      -------
TOTAL                     $14,192     $(1,255)      $12,937     $31,999      $(2,820)     $29,179
                          =======     =======       =======     =======      =======      =======


     (1) During January 1992, the borrower under the Fund's former junior mortgage loan investment in the Sequoia Commerce Center ("Sequoia") discontinued making its monthly interest payment to the Fund and subsequently filed for protection under Chapter 11 of the Bankruptcy Code. On March 12, 1993, the Fund obtained title to Sequoia and assumed a first mortgage loan, secured by the Sequoia property, pursuant to a reorganization plan approved by the Bankruptcy Court. At that time, this investment was written down to its then-estimated fair value and reclassified as a direct ownership investment. The first mortgage lender appealed the Bankruptcy Court's decision confirming the bankruptcy plan. The assumed mortgage loan aggregated $11,845,000, including penalties and accrued but unpaid interest, at March 12, 1993. Under terms of the approved bankruptcy plan, the Fund was required to reduce the outstanding balance of the loan to $11,050,000 by making a payment to the first mortgage lender. Such payment was made in December 1993. During 1994, in consideration of several factors resulting from difficult conditions in the market in which Sequoia is located, including (i) a decline in the property's estimated appraised value to an amount that approximated the non-recourse loan balance and (ii) the uncertainty about whether future cash flows will be sufficient to cover prospective debt service, the Fund's management further wrote down the carrying value of this investment to its estimated net realizable value. On August 17, 1995, the Fund reached an agreement with the mortgage lender to sell Sequoia for a contract price of $12,700,000 effective as of that date. Pursuant to the terms of the sales agreement, the mortgage lender and the Fund jointly proposed an amended reorganization plan to the Bankruptcy Court which contemplated the sale of Sequoia from the Fund to the mortgage lender and dismissal of the bankruptcy case, including the mortgage lender's appeal. Effective October 31, 1995, the Bankruptcy Court confirmed the amended reorganization plan and the sale was completed on November 17, 1995. In connection with the sale, the Fund received net proceeds of $1,062,000, after satisfaction of the outstanding mortgage loan and expenses associated with the sale, which included investment advisory fees of approximately $53,000 paid to a third party. No investment transaction fees were paid to the Adviser in connection with the sale. Since this investment had previously been written down to an amount approximating the non-recourse mortgage loan balance, the excess of net proceeds received were recognized as a reversal of amounts previously recorded as a provision for possible losses.

     (2) On June 5, 1992, the Fund obtained a deed in lieu of foreclosure on the Raleigh Building, which had secured its former mortgage loan investment. At that time, this investment was written down to its then-estimated net realizable value and reclassified to a

                         NOTES TO FINANCIAL STATEMENTS
                                           (continued)

direct ownership investment. During 1993, the Fund's management wrote down the carrying value of this investment to its then-estimated net realizable value to reflect a shorter estimated remaining holding period for the property. During 1994, the Fund's management further wrote down Raleigh's carrying value, primarily as a result of a decline in its appraised value, to its then-estimated net realizable value. On June 16, 1995, the Fund sold Raleigh for a contract price of $1,235,000 resulting in net proceeds to the Fund of $1,136,000. The excess of such net proceeds over the investment's carrying value were recognized as a reversal of amounts previously recorded as a provision for possible losses.

     (3) During 1992, the Fund's management wrote down the carrying value of its Penn Warner Industrials investment to its then-estimated net realizable value to reflect a decline in its appraised value. During 1994, the Fund's management further wrote down Penn Warner's carrying value, primarily to reflect shorter estimated remaining holding periods for the six buildings comprising this investment, to its estimated net realizable value. Two of the six buildings were subsequently sold, in separate transactions, in the fourth quarter of 1994 for an aggregate sale price of $2,900,000. Since the carrying value of the two buildings had been previously written down to their estimated net realizable value, no additional loss was realized at the time of the buildings' sales. On December 22, 1995, the Fund sold the remaining four buildings for a contract price of $4,885,000 resulting in net proceeds to the Fund of $4,619,000. The excess of such net proceeds over the investment's carrying value were recognized as a reversal of amounts previously recorded as a provision for possible losses.

F. The Fund's mortgage loans receivable consisted of the following:


                                                                             (In thousands)
- -------------------------------------------------------------------------------------------

                                Maturity    Call    Effective     Pay         December 31,
          Description             Date      Date       Rate       Rate       1995     1994
- -------------------------------------------------------------------------------------------
Bayside:
  fixed-rate senior
  mortgage loan                   1996      1994       10.5%      10.5%     $4,000   $4,000

  shared-appreciation
  junior mortgage loan            1996      1994       12.4%    7.35%-8.4%   3,600    3,600

  shared-appreciation
  deferred interest receivable                                                 690      830
                                                                            ------   ------
TOTAL                                                                       $8,290   $8,430
                                                                            ======   ======



     Upon repayment of the Bayside junior loan, the Fund is entitled to receive an amount equal to the greater of (i) an amount sufficient to generate a 12.4% internal rate of return (as defined in the loan documents) on the junior loan or (ii) 50% of Bayside's fair market value in excess of $9 million. In anticipation of the Fund exercising its call option in early 1995, at December 31, 1994, fund management, based on: (i) an evaluation of the borrower's remaining equity in the Bayside property securing the mortgage loan and; (ii) the economic prospects of the borrower and Bayside property over its expected remaining holding period, reduced the loan's carrying value (remaining loan balance plus the deferred interest receivable pursuant to the shared-appreciation feature of the mortgage) to the estimated fair value of the collateral less estimated selling costs. On April 13, 1995, the Fund exercised its call right on the loan and the entire balance of the loan became due and payable on October 18, 1995.

     The Fund and the borrower reached agreement to satisfy in full the obligations due under the loan balance by means of a discounted payoff of $7,600,000. The Fund also agreed to provide the borrower 120 days to obtain financing to make the payoff in exchange for a commitment to transfer title to the Fund in lieu of foreclosure if the borrower could not make the discounted payoff. The borrower was unable to secure the necessary financing and, accordingly, the Fund took title to Bayside in late February 1996. The former borrower remained current on all interest payments due on the loan. In addition, during 1995 the borrower also paid the Fund approximately $140,000 related to the shared-appreciation deferred interest receivable. Since both the net proceeds expected to be received from the possible discounted payoff of the loan and the estimated net realizable value of the collateral approximated the investment's carrying value, no provision for possible losses was required related to Bayside during 1995.
     In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114, (SFAS 114), "Accounting by Creditors for the Impairment of a Loan." Adoption of SFAS 114 was required for the year beginning January 1, 1995. It requires that loans, such as the Fund's mortgage loan receivable, if impaired, be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral. Because the Fund already recognized such reductions of value through its provision for possible losses, adoption of SFAS 114 did not have a significant effect on the Fund's financial position or results of operations.

G. Write downs in the carrying value of direct ownership and mortgage investments, recorded through the provision for possible losses, are as follows:


                                                                        (In thousands)
                                                 -------------------------------------------------------------
                                                                          YEAR ENDED
                                                  DECEMBER 31, 1995    DECEMBER 31, 1994     DECEMBER 31, 1993
                                                  ------------------------------------------------------------
            Direct Ownership
             Investments--see Note E                      --                $7,850                $  750
            Mortgage Loan
             Receivable--see Notes E and F                --                   800                 1,009
                                                      ------                ------                ------
            Provision for Possible Losses                 --                $8,650                $1,759
                                                      ======                ======                ======


     In addition, in the year ended December 31, 1995, $1,636,000 was recorded as a reversal of amounts previously recorded to the provision for possible losses (see Note E).

H. The Fund's mortgage loans payable consisted of the following:

                                                                              (In thousands)
                                                                          DECEMBER 31,  DECEMBER 31,
DESCRIPTION                                                                   1995          1994
- ----------------------------------------------------------------------------------------------------
ARAPAHOE:
 senior mortgage loan, secured by the shopping center, principal and interest payable over term
   6.8%, matures November 1998                                                $6,115      $ 6,208
SEQUOIA(1):
 senior mortgage loan, secured by the industrial park, non-amortizing, and interest payable over term
   8.5%, matures December 2003                                                    --       11,050
                                                                              ------      -------
 TOTAL                                                                        $6,115      $17,258
                                                                              ======      =======

     (1) Mortgage loan assumed in connection with obtaining title to Sequoia pursuant to a reorganization plan approved by the Bankruptcy Court. Such loan was paid off in connection with the subsequent sale of Sequoia--see Note E.

     Scheduled principal payments for each of the next five years and thereafter are as follows:

   Year Ending December 31        (In thousands)
                                  --------------
   1996                              $  101
   1997                                 109
   1998                               5,905
   1999                                  --
   2000                                  --
   Thereafter                            --
                                     ------
   TOTAL PRINCIPAL PAYMENTS          $6,115
                                     ======

I. For the Fund's wholly-owned direct real estate investment, annual minimum future rentals to be received under operating leases in effect at December 31, 1995, are as follows:



  Year Ending December 31         (In thousands)
                                  --------------
   1996                              $1,332
   1997                                 985
   1998                                 934
   1999                                 773
   2000                                 599
   Thereafter                           902
                                     ------
   TOTAL MINIMUM FUTURE RENTALS      $5,525
                                     ======

        Total minimum future rentals do not include contingent participating rentals under certain leases based upon lessees' sales volumes. Contingent rentals aggregating $113,000, $113,000, and $108,000 were received during 1995, 1994, and 1993, respectively. Certain leases also require lessees to pay all or a portion of real estate taxes and operating costs.

  J. The following is a summary of the net assets and liabilities and results of operations of the Bayside Business Center, the property which underlies the Bayside investment in which the Fund has invested greater than 10% of its net offering proceeds:


BAYSIDE BUSINESS CENTER



                                               (In thousands)
 BALANCE SHEETS                     OCTOBER 31, 1995  OCTOBER 31, 1994
- --------------------------------------------------------------------------
    ASSETS
     Property and Equipment, Net         $ 3,855           $ 3,976
     Other Assets                             60               273
                                         -------           -------
                                           3,915             4,249
                                         -------           -------
    LIABILITIES
     Mortgage Payable                      7,600             7,600
     Other Liabilities                       607               777
                                         -------           -------
                                           8,207             8,377
                                         -------           -------
    NET LIABILITIES                      $(4,292)          $(4,128)
                                         =======           =======




                                               (In thousands)
                                             FISCAL YEAR ENDED
 STATEMENTS OF OPERATIONS            OCTOBER 31, 1995  OCTOBER 31, 1994
- ------------------------------------------------------------------------
    REVENUE
     Rental Income                        $1,040            $1,112
                                          ------            ------
    EXPENSES
     Mortgage Interest                       866               866
     Operating                               241               220
     Depreciation                            224               212
                                          ------            ------
                                           1,331             1,298
                                          ------            ------
    NET LOSS                              $ (291)           $ (186)
                                          ======            ======



     Property and equipment is carried at cost at the date of acquisition by the mortgagor, net of accumulated depreciation. In addition, mortgage interest expense is determined based on the effective interest rate of the mortgage loan which exceeded the currently scheduled cash payments by $144,000 for both 1995 and 1994, respectively.

K. The Fund holds a Limited Partnership interest in Plymouth Street, L.P. (the "Partnership"), which investment is accounted for under the equity method. The Partnership owns an office property located in Mountain View, California ("Mountain View"). In 1992, the Partnership entered into a Loan Agreement and Option and Put Agreement with an unrelated party. The Loan Agreement provides for scheduled advances totaling $17.5 million over five years, such advances secured by a non-recourse mortgage on the property bearing interest at 10% per annum. The net proceeds of such advances are to be immediately distributed to the

Partners under the terms of the Partnership Agreement. Prior to these agreements, there was no debt outstanding on the property. The Fund received net cash proceeds of $8,756,000 and $4,612,000 from scheduled advances in 1992 and 1993, respectively, which in the aggregate exceeded the carrying value of the investment. The Fund also received a distribution of net cash proceeds of $931,000 in 1994, and expects to receive an additional distribution of $75,000 from the advance scheduled for July 1, 1997. A deferred credit representing the excess of distributions received over the Fund's carrying value is reflected in the balance sheets as Deferred Revenue--Mountain View. The remaining proceeds are to be distributed to the general partner in accordance with the scheduled advances under the Loan Agreement and terms of the Partnership Agreement.

     Under the terms of the Option and Put Agreement, the Partnership has the right to require the lender to purchase the property during the period December 7, 1997 to February 28, 1998, and the lender has the exclusive right to purchase the property during the period March 1, 1998 to May 30, 1998, for $19,000,000. Upon exercise of the option or put, the Fund will receive 50% of the proceeds in excess of the aggregate advances yet to be received under the Loan Agreement. The Partnership also has the right to repurchase the lender's purchase option for an amount of at least $3,000,000 between July 1, 1996, and December 31, 1996.

     As a result of the Loan Agreement executed during the fourth quarter of 1992 described above, and the resultant interest thereon, the Partnership generated net losses during 1993, 1994, and 1995. In each of 1993, 1994, and 1995, such losses were allocated entirely to the general partner in accordance with the terms of the Partnership Agreement. Since the Fund has received distributions in excess of the carrying value of its investment in the Partnership, if any future losses are allocated to the Fund, such allocated losses will be recognized only to the extent of previously allocated net income.

L. During the fourth quarter of 1990, the Fund's Board of Trustees authorized the Fund to repurchase in the open market from time to time up to 300,000 of the Fund's outstanding shares. As of December 31, 1995, 233,200 shares have been repurchased at an aggregate cost of $1,586,000. No shares have been repurchased since October 1993, and the Fund's management, in consideration of the Liquidation Plan, does not expect the Fund to repurchase any further shares.

M. The Fund's investment in marketable securities consisted of the following:





                                                                                (In thousands)
                                                                           --------------------------
DESCRIPTION                           STANDARD & POOR'S RATING             DECEMBER 31,  DECEMBER 31,
(COST IN THOUSANDS)                        (UNAUDITED)                         1995          1994
- -----------------------------------------------------------------------------------------------------
Resolution Trust Corporation (RTC)               AA                          $1,194        $1,548
  Series 1992-C7, Class A2 REMIC
  7.2%, cost $1,208

     Unrealized appreciation (depreciation) recorded to adjust the carrying value of the security to its market value was $7,000 and ($21,000), respectively, at December 31, 1995 and 1994.

N. On March 7, 1996, the Fund sold its Arapahoe Village investment ("Arapahoe") in Boulder, Colorado for a gross contract price of $17,550,000. The Fund reported in November 1995 that it had then been recently advised by AEW that soil and groundwater samples extracted from the Arapahoe site revealed the presence of constituents of gasoline and dry-cleaning fluid in the soil and groundwater. The samples were taken as part of an environmental assessment undertaken at the request of a contract purchaser in connection with a contemplated sale of the property. AEW subsequently engaged on the Fund's behalf attorneys and environmental consultants in an effort to further assess the scope and magnitude of the possible contamination. Pursuant to the terms of an amended sale agreement, the Fund completed the sale of Arapahoe to the same contract purchaser. The sale of Arapahoe generated a net gain to the Fund of approximately $4,100,000 over the investment's carrying cost, after payment by the Fund of applicable transaction costs, including a disposition fee payable to AEW in the amount of $250,000. Such gain will be recognized in the first quarter of 1996.


O. The unaudited quarterly results of operations for the years ended December 31, 1995, and 1994 are as follows:




                                            QUARTER ENDED                                    QUARTER ENDED
(Amounts In Thousands,      MAR. 31,   JUN. 30,    SEP. 30,    DEC. 31,      MAR. 31,    JUN. 30,     SEP. 30,   DEC. 31,
Except Per Share Data)        1995       1995        1995        1995          1994        1994         1994       1994
- ----------------------      --------------------------------------------     --------------------------------------------

Real Estate and Short-
 Term Investment
 Income                     $1,601      $1,604      $1,446      $  934         $2,081      $2,016      $1,892    $ 1,792
                            ======      ======      ======      ======         ======      ======      ======    =======
Net Income (Loss)           $  434      $  588      $  502      $  922(1)      $  583      $  472      $1,349    $(6,947)(2)
                            ======      ======      ======      ======         ======      ======      ======    =======
Per Share
Net Income (Loss)           $00.07      $00.09      $00.08      $00.30         $00.09      $00.07      $00.21    $ (1.08)
                            ======      ======      ======      ======         ======      ======      ======    =======

(1) Net income for the quarter ended December 31, 1995 includes a reversal of amounts previously recorded as a provision for possible losses in the amount of $1,394,000 related to the sales of the Fund's Sequoia Commerce Center and Penn Warner Industrials investments as described in Note E.

(2) Net loss for the quarter ended December 31, 1994 includes a provision for possible losses in the amount of $7,400,000 to write down the carrying value of the Fund's Sequoia Commerce Center, Penn Warner Industrials, Raleigh Building, and Bayside Business Center investments as described in Notes E and F, respectively.

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Shareholders and Trustees of
Vanguard Real Estate Fund II

In our opinion, the accompanying balance sheets and the related statements of operations, changes in shareholders' equity, and cash flows present fairly, in all material respects, the financial position of Vanguard Real Estate Fund II (the "Fund") at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Fund's management; our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As explained in Note A to the financial statements, on December 8, 1995, the Fund's Board of Trustees approved a Plan of Liquidation and Termination which will result in the sale or disposition of all of the assets of the Fund, the payment or provision for all liabilities of the Fund, and the distribution to shareholders of the remaining proceeds in a complete liquidation and dissolution of the Fund. The Fund's management currently anticipates that such liquidation and dissolution of the Fund will occur on or before December 8, 1997.



PRICE WATERHOUSE LLP

Thirty South Seventeenth Street
Philadelphia, Pennsylvania 19103
March 15, 1996

<LR,HL><EL>

                            SELECTED FINANCIAL DATA
                 (amounts in thousands, except per share data)



The following table sets forth selected financial data for the Fund and should be read in conjunction with the financial statements included elsewhere herein.


                                                  Year Ended December 31,
                                         1995      1994      1993      1992     1991
                                       -------  -------    -------  -------   -------
RESULTS OF OPERATIONS:
  Real estate and short-term
      investment income .............  $ 5,585  $ 7,781    $ 7,327  $ 5,516   $ 6,497
  Income (loss) from real estate.....    3,686   (6,352)       480   (5,071)    2,067
  Funds from operations(a) ..........    2,304    3,246      3,328    3,207     4,670
  Net income(loss) ..................    3,446   (4,543)       297   (5,383)    1,717
PER SHARE(b):
  Net income (loss) .................  $   .54  $  (.71)   $   .05  $  (.82)  $   .26
  Income distributions ..............       --      .30         --      .02       .47
  Long-term capital gain distribution       --      .19         --       --        --
  Return of capital distributions....     .225     1.96        .60      .58       .19
  Liquidating distributions .........    1.250       --         --       --        --
  Total distributions ...............    1.475     2.45        .60      .60       .66
FINANCIAL POSITION:
  Real estate investments(c) ........  $20,544  $36,942    $60,620  $40,617   $57,750
  Total assets ......................   28,364   46,139     66,085   57,737    67,025
  Long-term obligations .............    6,014   17,166     17,266       --     6,165
  Total liabilities .................    8,619   20,352     19,996    7,574     6,970
  Total shareholders' equity ........   19,745   25,787     46,089   50,163    60,055


(a) Funds from operations is calculated by adding back depreciation and amortization, including the Fund's proportionate share of depreciation and amortization recognized by its former joint venture investment, and the Fund's provision for possible losses to net income before net gain on sales of investments, plus net operating cash flow from its limited partnership interest. Funds from operations should not be considered as an alternative to net income as an indicator of the Fund's operating performance or to cash flows as a measure of liquidity.

(b) Net income per share is calculated based upon the weighted average number of shares outstanding during the year. Income, capital gain, liquidating, and return of capital distributions per share designations are made based on their treatment for Federal income tax purposes and represent actual distributions made during the year.

(c) Net of accumulated depreciation and reductions in carrying value recorded via the provision for possible losses.

                      MARKET AND DISTRIBUTION INFORMATION



The Fund's Shares of Beneficial Interest ("Shares") are traded on the American Stock Exchange under the symbol "VRT." As of December 31, 1995, there were approximately 8,951 shareholders of record of the Fund's Shares.

                                    Year Ended December 31, 1995
                            ------------------------------------------------
                                  Stock Prices        Distributions Declared
                            ------------------------  ----------------------
                              High            Low            Per Share
                            ------------------------  ----------------------
   For the Quarter Ended:
     March 31, 1995 ......   $4-5/8           $3-5/8         $ .075
     June 30, 1995 .......    3-13/16          3-1/4           .075
     September 30, 1995 ..    3-7/8            3-1/8           .075
     December 31, 1995 ...    3-7/8            2-1/2          1.250
                            ========================  ======================

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



     Vanguard Real Estate Fund II, a Sales-Commission-Free Income Properties Fund (the "Fund"), a Massachusetts business trust established in 1987, is a qualified finite-life real estate investment trust ("REIT") under the Internal Revenue Code of 1986. The Fund's current real estate investments include a direct ownership and shared-appreciation mortgage property (comprised of one industrial park and one shopping center). Geographically, the Fund's investments are located in each of the Midwest and West regions. The Fund also holds a limited partnership interest in a limited partnership that owns an income-producing property located in the West. The Fund's Declaration of Trust precludes the Fund from reinvesting net proceeds from the sale or repayment of its real estate investments in additional real estate investments after December 31, 1994 and contemplates the liquidation of all of the Fund's investments after a period of approximately seven to twelve years following completion of its initial public offering, or between 1995 and 2000.

     On December 8, 1995, the Fund's Board of Trustees approved a Plan of Liquidation and Termination (the "Liquidation Plan"). The Trustee's decision to adopt the Liquidation Plan at this point in the Fund's initially contemplated liquidation period was driven by several factors, including real estate market conditions affecting each investment in the Fund's portfolio and tax considerations affecting real estate investment trusts. The Liquidation Plan provides that the Fund will dispose of all of its assets, wind up its affairs, pay or adequately provide for the payment of all of its liabilities, and distribute for the benefit of its shareholders all of the Fund's assets over 24 months, in complete cancellation and redemption of all issued and outstanding shares of beneficial interest. Under the Liquidation Plan, the Fund's Adviser, Aldrich, Eastman and Waltch, L.P. ("AEW"), Trustees and officers are authorized and directed to take any and all actions as may be necessary or convenient to market the assets of the Fund and convert them into a form that may be distributed to shareholders. The Liquidation Plan provides that the Fund's assets may be sold, conveyed, transferred or otherwise disposed of when and on such terms and conditions as are deemed by the Trustees to be in the best interests of the Fund and the shareholders.

     The Fund is currently in the process of liquidating its real estate investments with the intention of distributing the net proceeds to its shareholders in accordance with the Liquidation Plan. It is contemplated that the Fund will be completely liquidated and dissolved by December 8, 1997. To the extent that the Fund has not disposed of all of its assets or made provision for all of its liabilities on December 8, 1997, the Fund intends to form a liquidating trust, the beneficiaries of which will be the shareholders of the Fund. All assets and liabilities of the Fund not previously disposed of and discharged will be transferred to the liquidating trust. Shares of the Fund would no longer be traded and the beneficial interests in the liquidating trust would not be readily transferable. See "Distributions" and "Liquidity and Capital Resources."

     The Fund reported in November 1995 that it had been advised by its Adviser that soil samples recently extracted from the site of the Fund's Arapahoe Village (Boulder, Colorado) investment had revealed the presence of constituents of gasoline and dry-cleaning fluid in the soil and groundwater. The soil samples were taken as part of an environmental assessment undertaken at the request of a contract purchaser in connection with a contemplated sale of the Arapahoe Village investment. AEW subsequently engaged attorneys and environmental consultants, on behalf of the Fund, to further assess the issue and conduct additional testing at the site, and appropriate State of Colorado environmental officials were notified of the contamination as required by law. In December 1995, the tests were completed and subsequently the State of Colorado issued "no further action" letters. Pursuant to the terms of an amended sales agreement with the same contract purchaser, the Fund completed the sale of Arapahoe on March 7, 1996 for net proceeds of approximately $11,100,000 (after satisfaction of a $6.1 million mortgage loan secured by the property), representing a gain of approximately $4.1 million over the investment's carrying value. See Note N to the accompanying financial statements.

     The Fund intends to continue to qualify as a REIT under the Internal Revenue Code during the Fund's liquidation period.

RESULTS OF OPERATIONS
1995 as compared to 1994

     Net Income

     The Fund had net income of $3,446,000, or $.54 per share, for the year ended December 31, 1995, as compared to a net loss of ($4,543,000), or ($.71) per share, for the year ended December 31, 1994. Net loss for the year ended December 31, 1994 included a net gain on sales of investments of $2,211,000, resulting from the sale of the Fund's Shadow Brook Apartments investment. On June 16, 1995, the Fund sold the Raleigh Office Building ("Raleigh") for a contract price of $1,235,000. The Fund received net proceeds of $1,136,000 after expenses associated with the sale. On December 22, 1995, the Fund sold the remaining four buildings comprising its Penn Warner Industrials ("Penn Warner") investment in Bucks County, Pennsylvania for an aggregate sales price of $4,885,000. The Fund, after expenses associated with the sale, received net proceeds of $4,619,000. On November 17, 1995, the Fund completed its sale of the Sequoia Commerce Center ("Sequoia") investment to the property's mortgage lender for a contract price of $12,700,000. The Fund received net proceeds of $1,062,000 after expenses associated with the sale. For each of the 1995 property sales, the net proceeds received were in excess of the property's carrying value. Such excess was recorded as a reversal of amounts previously charged to the provision for possible losses as more fully described below. See Note E to the accompanying financial statements for a further discussion of 1995 property sales.

     The Fund's income before net gain on sales of investments for the year ended December 31, 1995, was $3,446,000, or $.54 per share, as compared to a loss before net gain on sales of investments for the year ended December 31, 1994 of ($6,754,000), or ($1.05) per share, representing an increase of $10,200,000. This increase, as more fully described below, was primarily attributable to the Fund's (reversal of) provision for possible losses of ($1,636,000) recorded in 1995, as compared to $8,650,000 recorded in 1994, and, to a lesser extent, decreases in depreciation and amortization expense, administrative expenses, and mortgage interest expense, and was partially offset by a decrease in net rental income, in each case as compared to such items in 1994.

     Provision for Possible Losses

     The Fund's 1995 provision for possible losses in the amount of ($1,636,000) represented reversals of amounts previously charged to the provision relating to the Fund's Raleigh, Sequoia, and Penn Warner investments; each of which were sold in 1995. With respect to the sale of such investments, the amount of net sales proceeds received by the Fund exceeded the current carrying value of each of the respective investments. Since, in each case, the amount by which net proceeds exceeded the investment's carrying value was less than the cumulative amount of provision for possible losses previously charged to reduce each investment to its then-estimated net realizable value, the aggregate amount of the net proceeds received in excess of carrying values, or $1,636,000, was recorded as a reversal of amounts previously charged to the provision for possible losses. The provision for possible losses in 1994 was recorded to further write down the carrying values of the Fund's direct ownership investments in Sequoia, Penn Warner, and Raleigh to their estimated net realizable values. The 1994 provision for losses also included a write down of the carrying value of the Fund's Bayside Business Center mortgage loan investment ("Bayside").

     The provision for possible losses is based upon management's regular evaluation of the recoverability of each investment. Prior to June 30, 1995, management's evaluation of recoverability was based upon (i) the Adviser's analysis of current property values (adjusted for selling costs), (ii) independent appraisals, and (iii) management's estimate of cash flows during each investment's holding period. At June 30, 1995, the Fund's Adviser and management were continuing to evaluate various alternatives with respect to the remaining holding period for each of the Fund's then held investments. However, the Adviser was either marketing for sale or preparing to market for sale such investments at that time and, accordingly, as of June 30, 1995 the Fund's management considered all of the Fund's remaining real estate investments to be held for sale, rather than for the production of income. Accordingly, for purposes of assessing their recoverability, such investments are considered to have no remaining holding period. No provision for losses to reduce the carrying value of the Fund's direct ownership investments was required for the year ended December 31, 1995.

     With respect to Bayside, at December 31, 1994, in anticipation of the Fund exercising its call option in early 1995, the Fund reduced the loan's carrying value (remaining loan balance plus the deferred interest receivable pursuant to the shared-appreciation feature of the mortgage) to the estimated fair value of the collateral less estimated selling costs. The Fund made this assessment based on an evaluation of the borrower's remaining equity in the Bayside property securing the mortgage loan and the economic prospects of the borrower and Bayside property over its expected remaining holding period. On April 13, 1995, the Fund exercised its call right on the loan and the entire balance of the loan became due and payable on October 18, 1995. The Fund and the borrower reached agreement to satisfy in full the obligations due under the loan balance by means of a discounted payoff of $7,600,000. The Fund also agreed to provide the borrower 120 days to obtain financing to fund the payoff in exchange for a commitment to transfer title to the Fund in lieu of foreclosure if the borrower could not obtain financing. The borrower was unable to secure the necessary financing and, accordingly, the Fund took title to Bayside in late February 1996. The former borrower remained current on all interest payments due on the loan. In addition, during 1995 the borrower also paid the Fund approximately $140,000 related to the shared appreciation deferred interest receivable. Since both the net proceeds expected to be received from the possible discounted payoff of the loan and the estimated net realizable value of the collateral approximated the investment's carrying value, no provision for possible losses related to Bayside was required during 1995.

     The Fund's management believes that the provisions recorded to write down the carrying value of its remaining real estate investments are adequate at December 31, 1995; however, the provisions are based on estimates and actual results may vary from current estimates.

     Depreciation and Amortization

     Depreciation and amortization expense decreased by $849,000, or 65%, from $1,307,000 in 1994 to $458,000 in 1995. This decrease resulted primarily from management's decision to consider all of the Fund's remaining investments to be held for sale as of June 30, 1995. After June 30, 1995, no depreciation or amortization expense related to the Fund's owned real estate and acquisition costs is recognized. Prior to considering its assets as "held for sale," depreciation on real estate owned was computed using the straight-line method over 40 years for buildings and costs incurred in conjunction with the acquisition of real estate investments were deferred and amortized on a straight-line basis over the life of the loan for mortgage loan investments and the life of the property for equity investments.

     Administrative Expenses

     Administrative expenses decreased $128,000, or 16%, from $792,000 in 1994, to $664,000 in 1995. This decrease was primarily due to lower advisory and administrative fees payable in the 1995 period, which fees are based on average invested real estate assets. Such fees decreased during 1995 due to: (i) the sale of the Shadow Brook investment and subsequent distribution of the proceeds to shareholders in 1994; (ii) the sale of two buildings of the Penn Warner investment in 1994; and (iii) the sale of the Sequoia, Raleigh and remaining Penn Warner investments in 1995.

     Mortgage Interest Expense

     Mortgage interest expense decreased by $350,000, or 26%, from $1,370,000 in 1994, to $1,020,000 in 1995. This decrease was primarily due to the August 17, 1995 agreement reached with the lender holding the mortgage loan secured by Sequoia, as more fully described in Note E to the accompanying financial statements.

     Net Rental Income

     Net rental income (rental income less real estate taxes and property operating expenses) decreased by $1,367,000, or 34%, from $4,065,000 in 1994 to $2,698,000 in 1995. This decrease was primarily due to: (i) the sale of Shadow Brook Apartments on August 16, 1994, which provided the Fund with net rental income during the 1994 period of $732,000, (ii) the sale of Raleigh on June 16, 1995, which provided the Fund with net rental income during the 1994 period of $138,000 as compared to $4,000 for the period the Fund held Raleigh in 1995, and (iii) a decrease in net rental income provided by the Sequoia investment by $550,000, from $1,133,000 in 1994 to $583,000 for the period in 1995 prior to its sale on November 17, 1995.

     At December 31, 1995 and December 31, 1994, the overall occupancy rate of the Fund's remaining two direct real estate investments was 99% and 100%, respectively. The occupancy rate of the property underlying the Fund's Bayside Business Center investment was 100% at December 31, 1995, and 1994, respectively. Leases for 25% of the rentable space of the Fund's directly owned real estate are scheduled to expire during 1996. None of the rentable space at the property underlying the Fund's Bayside mortgage investment are scheduled to expire in 1996. The Fund's Adviser is currently working to renew leases and to identify new tenants for space covered by leases that have expired or are expiring. However, there is no assurance that the Fund will be able to maintain its current occupancy and level of income.

     The Fund holds a limited partnership interest in Plymouth Street, L.P. ("Plymouth"), a Delaware limited partnership that owns an office property located in Mountain View, California ("Mountain View"). As a result of the financing transaction completed during the fourth quarter of 1992 described in Note K to the accompanying financial statements, and the associated interest expense incurred by Plymouth for the years ended December 31, 1995, 1994, and 1993, Plymouth recognized net losses of ($685,000), ($568,000), and ($582,000)
in 1995, 1994, and 1993, respectively. Under the terms of the partnership agreement, the general partner was allocated the entire amount of such losses, and accordingly, no loss was recorded by the Fund related to this investment for the years ended December 31, 1995, 1994 and 1993. Since the Fund has received distributions in excess of the carrying value of its investment in Plymouth, if any future losses are allocated to the Fund, such allocated losses will be recognized only to the extent of previously allocated net income.

     On December 30, 1992, January 5, 1993, and January 5, 1994, the Fund received $8,756,000, $4,612,000 and $931,000, respectively, of scheduled cash advances from Plymouth pursuant to the financing transaction and the provisions of the Partnership Agreement. Under the terms of the loan agreement and the Plymouth partnership agreement, an additional cash distribution of $75,000 is scheduled to be received by the Fund on July 1, 1997. In addition, under the terms of the option and agreement, the Fund could receive up to an additional $750,000 if the lender exercises its purchase option or Plymouth exercises its put option. Plymouth's put option can be exercised during the period December 7, 1997 to February 28, 1998 and the lender's purchase option can be exercised during the period March 1, 1998 to May 30, 1998. During the six-month period ending December 31, 1996, the Fund also has the right to repurchase the lender's purchase option at an amount not less than $3,000,000.

     In addition to the payment of the scheduled advances, the Fund also received $35,000, $43,000, and $156,000 in net operating cash flow from Plymouth for the years ended 1995, 1994, and 1993, respectively. However, as a result of additional advances received or to be received by Plymouth, and the corresponding increase in its mortgage loan payable and interest due thereon, the Fund expects that further operating cash flow from Plymouth, if any, will be in a minimal amount.

RESULTS OF OPERATIONS
1994 as compared to 1993

     The Fund had a net loss of ($4,543,000), or ($.71) per share, for the year ended December 31, 1994, as compared to net income of $297,000, or $.05 per share, for the year ended December 31, 1993. The net loss for the year ended December 31, 1994 included a net gain on sales of investments of $2,211,000, or $.34 per share, resulting from the sale of the Fund's Shadow Brook Apartments investment. Shadow Brook was sold on August 16, 1994 for $15,551,000. During the fourth quarter of 1994, the Fund also sold, in separate transactions, two of the six buildings comprising its Penn Warner Industrials investment in Bucks County, Pennsylvania for an aggregate sales price of $2,900,000. The two buildings were acquired in 1989 for an aggregate initial purchase cost of $3,550,000. However, since the carrying value of the two buildings had been previously written down to their estimated net realizable values through charges to the provision for possible losses in both 1992 and 1994, no additional losses were realized at the time of the buildings' sales. Total charges to the provision for possible losses relating to the two buildings was $1,014,000.

     The Fund's loss before net gain on sales of investments for the year ended December 31, 1994, was ($6,754,000), or ($1.05) per share, as compared to income before net gain on sales of investments for the year ended December 31, 1993, of $297,000, or $.05 per share, representing a decrease of $7,051,000. This decrease, as more fully described below, was primarily attributable to the Fund's provision for possible losses of $8,650,000, as compared to $1,759,000 recorded in 1993, and, to a lesser extent, increases in depreciation and amortization expense and administrative expenses, and was partially offset by an increase in net rental income, in each case as compared to such items in 1993.

     The Fund's 1994 provision for possible losses of $8,650,000 was recorded to further write down the carrying value of the Fund's investments in Sequoia, Penn Warner, and Raleigh to their estimated net realizable values. Also included in the 1994 provision for losses was an $800,000 write down of the carrying value of the Bayside Business Center mortgage loan investment, classified as an in-substance foreclosed asset at December 31, 1994, to the estimated fair value of the collateral securing the mortgage loan less selling costs.

     Regarding the 1994 write downs in the carrying value of the Fund's three remaining direct ownership investments, the Fund recorded provisions for possible losses in the amount of $1,250,000 and $6,600,000, respectively, in the third and fourth quarters of 1994 as a result of the following: (i) declines, based on independent appraisals, in the appraised values of the Sequoia and Raleigh properties; (ii) a shortening of the estimated remaining holding period for Sequoia and the Penn Warner portfolio, and (iii) the recovery, via the receipt of net operating income, of a portion of the carrying value of the Raleigh and Penn Warner investments, resulting in a corresponding charge to the provision for possible losses. Each is more fully described below.

     The decline in the appraised value of Sequoia reflected continuing difficult conditions--principally slow demand for industrial space, declining market rents, keen competition for tenants and declining occupancy levels--in the market where this investment is located. Raleigh's decline in appraised value reflects the difficult leasing conditions--declining occupancy, downward pressure on rental rates and business difficulties experienced by certain of the existing and former tenants--faced by this investment.

     As for the shortening in the estimated remaining holding periods of certain investments, in the case of Sequoia, the appraised value of the property had declined to an amount that approximated the non-recourse loan balance secured by the property. In addition, the market factors described above created uncertainty about whether future cash flows would be sufficient to cover prospective debt service. As a consequence, the Fund's management and the Adviser were evaluating whether to continue to hold Sequoia or to relinquish title in satisfaction of the debt. Accordingly, for purposes of determining its recoverability, Sequoia was considered to have no remaining holding period. In the case of Penn Warner, Fund management, based on information provided by the Fund's Adviser, during the third quarter of 1994, shortened the estimated remaining holding period for the two Penn Warner buildings subsequently sold in the fourth quarter of 1994 and, during the fourth quarter of 1994, shortened the estimated remaining holding period for the remaining buildings in the portfolio.

     With respect to the recovery of a portion of the carrying value of the Raleigh and Penn Warner investments, the carrying value of each was written down to its estimated net realizable value, based on management's assessment of the recoverability of the investments, during the third quarter of 1994. In each case, the recoverability of a portion of each investment's carrying value included an estimate of net operating cash flows to be received from the property over its estimated remaining holding period. Accordingly, as such cash flows are received (and carrying value is recovered), a charge to the provision for possible losses is recorded to correspondingly write down the investment's carrying value.

     With respect to the write down in the carrying value of the Fund's Bayside investment, the Fund, based on discussions with its Adviser, expected to exercise its call option in early 1995. Accordingly, at December 31, 1994, the Fund reduced its carrying value (remaining loan balance plus a deferred interest receivable pursuant to a shared-appreciation feature of the mortgage loan) to the estimated fair value of the collateral less estimated selling costs. This reduction was based on an evaluation of the borrower's remaining equity in the Bayside property securing the mortgage loan and the economic prospects of the borrower and Bayside property over its expected remaining holding period,

     Depreciation and amortization expense increased by $191,000, or 17%, from $1,116,000 in 1993 to $1,307,000 in 1994. This increase was primarily due to:
(i) a $233,000 increase related to Sequoia (principally resulting from the Fund obtaining title to Sequoia in March 1993 and amortization of capital and tenant improvements made in 1994) and (ii) an increase of $103,000 related to Arapahoe (resulting from capital and tenant improvements made in 1994). These increases were principally offset by a decrease in depreciation expense associated with the Fund's Penn Warner investment due to a write down of its carrying value in December 1993.

     Administrative expenses increased $252,000, or 47%, from $540,000 in 1993 to $792,000 in 1994. This increase was primarily due to the lapse as of January 1, 1994 of partial advisory and administrative fee waivers which had been in effect during 1993. Under the terms of its advisory and administrative agreements expiring December 31, 1995, the Fund pays Aldrich, Eastman and Waltch, L.P. (the "Adviser") an annual advisory fee and The Vanguard Group, Inc. (the "Sponsor") an annual administrative fee, both based on the average fair market value of the Fund's real estate investments. The Adviser and the Sponsor agreed to waive payment of 50% of such fees for 1993 and 1992, which fees would otherwise have been payable under the terms of the agreements with the Fund.

     Net rental income (rental income less real estate taxes and property operating expenses) increased by $179,000, or 5%, from $3,886,000 for the year ended December 31, 1993 to $4,065,000 for the year ended December 31, 1994. This increase was primarily due to: (i) acquisition of Shadow Brook Apartments on June 30, 1993, which provided the Fund with net rental income during the 1994 period (through its disposition on August 16, 1994), of $732,000, as compared to $590,000 for 1993, and (ii) additional net rental income in 1994 of $63,000 provided by Sequoia Commerce Center.

DISTRIBUTIONS

     Prior to the adoption of the Liquidation Plan on December 8, 1995, the Fund's policy was to distribute, at minimum, all of its taxable income to its shareholders. Subsequent to adoption of the Liquidation Plan, the Fund's Trustees will also seek to distribute net proceeds from the liquidation of the Fund's investments at such time and, in such amounts, which is, in the opinion of the Trustees, in the best interest of the Fund's shareholders. In establishing distribution rates, the Fund's Trustees consider the operating performance of the Fund, the Fund's cash position and aggregate future cash requirements. Total distributions declared by the Fund in 1995 aggregated $9,488,000, or $1.475 per share, compared to distributions in the amount of $15,759,000, or $2.45 per share, and $3,878,000, or $.60 per share, made in
1994 and 1993, respectively. Distributions to shareholders in 1995 included three quarterly distributions at $.075 per share, and a $8,041,000, or $1.25 per share, liquidating distribution made at year end pursuant to the Liquidation Plan. This liquidating distribution resulted primarily from the Fund's sale of (i) the Raleigh investment in June 1995, and (ii) the Sequoia investment in November 1995. Since the Fund had formally commenced its liquidation period, the Trustees believed it was in the best interests of shareholders to return the majority of its cash to shareholders with the year-end distribution. In determining the amount of such distribution, the Fund estimated its aggregate future cash requirements necessary to: (i) fund its capital and tenant improvement and leasing programs necessary to maintain the value of its property investments, (ii) maintain its minimum working capital reserve requirement and (iii) make its principal payments on mortgage loan debt outstanding during the estimated remaining holding period for all of the Fund's investments. The Fund's sale of Penn Warner occured after the declaration of the year-end distribution; the Fund expects to distribute the majority of net proceeds received from its sale with its first quarter 1996 distribution.

     All, or a significant portion, of the past three years' distributions (excluding the year-end 1995 liquidating distribution of $1.25 per share) represented a non-taxable return of shareholders' capital. Return of capital and liquidating distributions are nontaxable to a shareholder to the extent that the shareholder has remaining tax cost basis in the Fund's shares. Return of capital distributions aggregated $1,447,000, or $.225 per share, $12,575,000, or $1.96 per share, and $3,878,000, or $.60 per share, for 1995,
1994, and 1993, respectively.

     During the Fund's liquidation period, its ability to make quarterly distributions will be dependent upon its financial condition, earnings and cash flow, and cash position and future working capital requirements. As a result of the 1995 property sales, and the subsequent year-end liquidating distribution of the proceeds from such sales, the book value of the Fund's shares has been reduced. The amount of future income the Fund may be expected to generate has also been reduced. Further, the Fund's remaining investments are being held for sale, rather than the production of income, and, accordingly, income from operations can be expected to decline throughout the Fund's liquidation period. In addition, the cumulative amount of the Fund's three quarterly distributions paid to shareholders prior to the adoption of the Liquidation Plan in the amount of $1,447,000 was exceeded by funds from operations (defined as net income, plus depreciation and the provision for possible losses) for that same period by $857,000. In the opinion of the Trustees, the Fund had adequate working capital reserves to make such distributions and thus to maintain the Fund's quarterly distribution rate of $.075 during the nine-month period ended September 30, 1995.

     As a result of the factors cited in the preceding paragraph, future quarterly distributions to shareholders, excluding any amounts distributed from net proceeds from property sales, will be largely dependent upon the amount of funds from operations generated by the Fund during its liquidation period. Funds from operations are generated from the operations of the Fund's direct real estate investments and interest income on short-term investments and mortgage loans. Accordingly, unfavorable economic conditions, vacancies, environmental requirements, reductions in prevailing short-term interest rates or increases in major expenses such as energy, insurance, and real estate taxes could have an adverse impact upon the Fund's future funds from operations and distributions to shareholders. The exact amount of quarterly distributions to shareholders will be determined by the Trustees based on the Fund's actual results of operations and cash position. The timing and amount of distributions of net proceeds from property sales to shareholders will be determined by the Trustees as such amounts are realized and based on relevant considerations such as the Fund's then-current results of operations, cash position, and future working capital requirements.

     Under the Liquidation Plan, the Fund intends to sell or otherwise dispose of its real estate investments. In disposing of real estate investments, the Fund is in competition with other domestic institutional investors, including commercial banks and other financial institutions, insurance companies, pensions and other retirement funds, mortgage bankers, other real estate investment trusts, real estate brokers, developers and various types of foreign investors who may be seeking to dispose of similar real estate investments. The principal factors of competition for the disposition of the mortgage loan receivable include the base interest rate, contingent interest rate and the amount of loan relative to the value of the underlying property. In the case of leased properties which the Fund owns or which secure Fund investments, the marketability of the investments is also affected by how rental rates, lease terms, free rent concessions and tenant improvements allowances compare with those in local markets.

     If the Fund's remaining real estate investments are sold or disposed of prior to December 8, 1997, it is the Fund's intention to make a final liquidating distribution, or distributions, prior to that date. Any assets which have not been distributed as of December 8, 1997, will be contributed to a liquidating trust, of which the shareholders will be the beneficiaries. The shares of the Fund would no longer be traded and the beneficial interests in the liquidating trust would not be readily transferable.

     At present, of the Fund's three remaining real estate investments at December 31,1995, one has been sold (Arapahoe) and the Fund, through its Adviser, is actively marketing for sale or negotiating the disposition of the other two. Based on information provided by the Adviser, it is possible that both investments could be sold by September 30, 1996. However, there can be no assurance that such sales can be completed by September 30, 1996. Upon sale of these two remaining properties, the Fund's Trustees and management intend to complete the Fund's Liquidation Plan as soon as practicable thereafter. In addition to liquidating the Fund's assets, settling all of the Fund's liabilities, making a final distribution(s) to shareholders and dissolving the Fund, such activities are expected to include, but not necessarily be limited to, (i) delisting the Fund's shares from trading on the American Stock Exchange, (ii) deregistering the Fund's shares under the Securities Exchange Act of 1934, (iii) making provision for contingent liabilities of the Fund, if any, and (iv) obtaining any necessary insurance coverages.

                                                                      PRO FORMA
                                                                       AMOUNT
                                                                      PER SHARE
                                                                     (UNAUDITED)
                                                                     -----------
Estimated gross proceeds on sales of properties .....................    $3.98
Less: Estimated selling commissions, expenses, and state and
  local taxes .......................................................     (.14)
                                                                         -----
Estimated net proceeds on sale of properties ........................     3.84
Repayment of mortgage loan payable at December 31, 1995 .............     (.95)
Settlement of receivables and payables at December 31, 1995 related to operations:
    Receipt of accounts receivable ..................................      .09
    Payment of liabilities ..........................................     (.10)
Cash and short-term investments .....................................      .93
Liquidation of marketable securities--REMICs ........................      .19
Estimated net cash flow from operations through September 30, 1996 ..      .02
                                                                         -----
Estimated resulting cash available for distribution to shareholders
  (based on 6,432,626 shares outstanding at December 31, 1995) ......    $4.02
                                                                         =====

     The schedule above sets forth the pro forma cash available for distribution (per share) to Fund shareholders as if the Fund were liquidated on or about September 30, 1996 in accordance with the foregoing discussion. However, there can be no assurance that such liquidation can be completed by September 30, 1996. Gross proceeds on sale of properties assumes that the Fund's properties are sold either for their appraised values at December 31, 1995, or, if a property has been sold, for the contract price. Since appraised values are based on estimates, no assurance can be given that sales could have been transacted at their appraised values at December 31, 1995, and actual gross sales amounts may vary from appraised amounts. Gross proceeds on sales of properties are reduced by an estimated provision for selling commissions, expenses and state and local taxes to arrive at net sales proceeds. An estimate has been made for cash flow from operations from the Fund's investments during their estimated remaining holding periods prior to their sale or disposition less: (i) an estimate for all normal, recurring administrative expenses of the Fund and (ii) a provision for estimated expenditures necessary to liquidate and dissolve the Fund pursuant to the Liquidation Plan. All other amounts shown are based on their respective historical carrying values at December 31, 1995. With respect to the Fund's interest in the partnership that owns the Mountain View office property, no estimate of the net present value of the amount to be received by the Fund pursuant to the purchase or put feature, if exercised, of the financing agreement described in Note K to the accompanying financial statements has been included in the schedule.

     The calculation of the pro forma cash available for distribution (per share) set forth above assumes that the Fund will continue to qualify as a real estate investment trust during the entire liquidation period and, therefore, no provision has been made for Federal income taxes. The above calculation also assumes that all of the Fund's assets are sold or distributed prior to December 8, 1997, and does not reflect any incremental costs or expenses associated with establishing and operating a liquidating trust. It is possible that the sale of the remaining assets cannot be completed by December 8, 1997, in which case the assumptions regarding the timing and costs required to complete the liquidation would need to be revised.

     Caution should be used in relying on the above pro forma estimate, which assumes the continuation of reasonably stable economic conditions during the remaining liquidation period and depends, among other factors, on the level of capital available for investment in real estate, interest rates, and the demand for real estate and mortgage investments. While the Fund's management, Trustees and Adviser believe the assumptions and projections used in arriving at this estimate of pro forma cash available for distribution (per share) are reasonable, there can be no assurance that such assumptions will in fact prove to be correct. Accordingly, there can be no assurance that actual sales or dispositions of particular assets will not be at prices which may vary materially from management's current estimates of net liquidation values.

LIQUIDITY AND CAPITAL RESOURCES

     As a matter of policy, the Fund seeks to maintain working capital reserves in an amount not less than $1,340,000, which amount constitutes 2% of the gross proceeds of the Fund's initial offering. Working capital reserves are defined as cash and cash equivalents, including the Fund's investment in marketable securities, and other working assets expected to be realized over the next year, less liabilities expected to be paid over the next year. Working capital reserves at December 31, 1995, after the payment of $1.25 per share liquidating distribution, aggregated approximately $14.5 million, representing 21.8% of the initial public offering proceeds, compared to working capital reserves of $8.6 million at December 31, 1994, which represented 12.9% of the Fund's initial offering proceeds.

     During the fourth quarter of 1990, the Fund instituted a share repurchase program. Under the program, the Fund is authorized to repurchase in the open market from time to time up to 300,000 of the Fund's outstanding shares. As of December 31, 1995, an aggregate of 233,200 shares have been repurchased at an aggregate cost of $1,586,000. No shares have been repurchased since October 1993 and the Fund's management, in consideration of the Liquidation Plan, does not expect the Fund to repurchase any further shares.

     The Fund intends to continue to qualify as a real estate investment trust under the Internal Revenue Code and distribute all of its taxable income. The Fund's management considers the Fund's liquidity, as well as its ability to generate cash, as adequate to meet its foreseeable operating and shareholder distribution requirements and to fund its capital improvements.

                             TRUSTEES AND OFFICERS



JOHN C. BOGLE, Chairman
Chairman, Chief Executive Officer, and Director of The Vanguard Group, Inc., and of each of the investment companies in The Vanguard Group.

J. MAHLON BUCK, JR.
Chairman and President of TDH Capital Corporation; Director, Alco Standard Corporation.

WILLIAM S. CASHEL, JR.
Private Investor; formerly Vice Chairman, American Telephone & Telegraph, Inc.

DAVID C. MELNICOFF
Adjunct Professor of Finance, Temple University; Director, Seamens' Capital Corporation; Director, Cortland Trust; President, Samuel F. Fels Fund; formerly Executive Vice President of Meritor Financial Group.

J. LAWRENCE WILSON
Director of The Vanguard Group, Inc., and of each of the investment companies in The Vanguard Group; Chairman and Chief Executive Officer of Rohm & Haas Company; Director of Cummins Engine Company; Trustee of Vanderbilt University.


OTHER OFFICERS

JOHN J. BRENNAN, President
President and Director of The Vanguard Group, Inc., and of each of the investment companies in The Vanguard Group.

RALPH K. PACKARD, Vice President and Controller
Senior Vice President and Chief Financial Officer of The Vanguard Group, Inc.

RAYMOND J. KLAPINSKY, Secretary
Senior Vice President and Secretary of The Vanguard Group, Inc., and Secretary of each of the investment companies in The Vanguard Group.

RICHARD F. HYLAND, Treasurer
Treasurer of The Vanguard Group, Inc., and of each of the investment companies in The Vanguard Group.

                               [VANGUARD LOGO]

      Vanguard Real Estate Fund II  -  Valley Forge, Pennsylvania 19482

                  New Account Information: 1-(800) 662-7447

          Real Estate Shareholder Account Services: 1-(800) 662-2739

 On our cover: On the evening of August 1, 1798, Lord Horatio Nelson sailed his flagship, HMS Vanguard, into Egypt's Aboukir Bay. In a night encounter, the British fleet annihilated Napoleon Bonaparte's ships of the line in what is still considered to be the most complete victory ever recorded in naval history. Our Report's cover illustration is Thomas Luny's 1830 painting, The
   Battle Of The Nile, in which the French flagship, L'Orient, is shown as it exploded at 10:00 p.m. under a gibbous moon.

 A copy of the Fund's Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained by shareholders without charge by calling 1-800-662-7447 or by writing the Fund's Investor Relations office at P.O. Box
                       2600, V35, Valley Forge, PA 19482.

                                  Q130 12/95